UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2009

        Golar LNG Limited
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated August 5, 2009.

Exhibit 99.1

GOLAR LNG LIMITED - RESTRUCTURING AND EQUITY OFFERING

Golar LNG Limited ("Golar") hereby announces a major restructuring combined with an intent to conduct an equity offering in its newly formed subsidiary, Golar LNG Energy Limited ("Energy").

Consistent with the announcement made in Golar's first quarter report, Golar has incorporated Energy in Bermuda for the purpose of transferring such part of its asset portfolio which is not employed on long term charters to this entity.

The transfer will include the following assets and activities:
-      the ownership of 4 modern LNG carriers ("Gracilis", "Grandis", "Granosa" and "Golar Arctic")
-      the ownership of 3 1970's built LNG carriers ("Khannur", "Gimi" and "Hilli")
-      a 50 % ownership interest in another 1970's build LNG carrier ("Gandria")
-      a 13,6 % ownership interest in the Australian listed company LNG Ltd.
-      Golar's current project portfolio
-      certain financial obligations, notably swap arrangements.

In addition, Energy will acquire the subsidiary owning the 1970 built LNG carrier "Golar Freeze" which is scheduled to be converted to an FSRU vessel.

The transaction will be structured as a sale by Golar to Energy of its shares in and shareholder loans to the subsidiaries which are the formal owners of the above referred assets. In addition certain contractual rights will be transferred.

The gross value of the assets transferred from Golar to Energy (excluding "Golar Freeze") is USD 824 million based on Golar's book values as of 30 June 2009.

The debt obligations of the subsidiaries transferred (excluding "Golar Freeze") are, in aggregate, USD 487 million resulting in a net consideration due to Golar from Energy of USD 337 million.

The consideration is based upon Golar's book values as of 30 June 2009 subject to the shares in LNG Limited being valued at market as of 31 July 2009 and Energy being compensated for the negative value of interest rate swaps taken over as of 31 July 2009.

USD 337 million of the net consideration will be settled by Energy issuing 168.5 million new ordinary shares of par value 1.- in Energy to Golar at a subscription price of USD 2.-

The purchase of the "Golar Freeze" will be financed by way of a seller's credit of USD 31 million from Golar to Energy. The seller's credit represents the book value of Golar's equity interest in "Golar Freeze" as of 30 June 2009.

Golar will be granted an option to reacquire "Golar Freeze" from Energy when its conversion to FSRU vessel is completed. Energy will have an identical option to sell "Golar Freeze" to Golar. The price to be paid by Golar in this transaction shall equal the aggregate of the seller's credit and the conversion cost of the vessel, cfr. above.

Golar will retain all the risks and potential benefits associated with the existing leasing arrangements and associated cash deposits for "Gimi", "Hilli" and "Khannur".

Energy and its subsidiaries will we managed by Golar Management (UK) Ltd., thus securing access to a highly qualified and experienced management team. Mr. Oscar Spieler has been recruited by Golar Management (UK) Ltd in order to be the person overall responsible for Energy's administration. Mr. Spieler has previously been the CEO of Frontline Management AS

Completion of the restructuring described above is conditional upon Energy successfully raising USD 150 million in new equity from outside investors through a private placement of 75 million new ordinary shares at a subscription price of USD 2.-.In addition, there will be a "greenshoe" - option of up to 10 mill shares.

The placement of these shares is intended to take place this afternoon and tomorrow.

The subscription of the new shares is fully underwritten by Golar's largest shareholder, World Shipholding Inc.

The private placement, will, if successful, dilute Golar's ownership in Energy from 100 % to approximately 69%, subject to the "greenshoe" not being used.

The proceeds from the private placement will be used by Energy to finance the development of the project portfolio acquired from Golar and as working capital. Only USD 12 million has been committed to this as of the end of July 2009.

The intention is to list the shares in Energy in the Oslo OTC market following closing of the private placement. A full listing of Energy on a recognized stock exchange is planned before the end of 2009.

The underlying rationale for the restructuring is to create an aggressive, well funded high growth, mid stream LNG company with focus on regasification projects, liquefaction and transport and trading of LNG.

The remaining Golar will have a low risk profile with a business focused on long term charters. Golar will have a fleet of 5 LNG carriers (including "Golar Freeze") and a controlling interest in Energy

Golar will have a high dividend capacity with forward revenues of approximately USD 1.9 billon secured from solid counterparties. Golar's long term financing is in place and there are, with the exception of the conversion cost of "Golar Freeze", no significant capital expenditures expected in the years to come.

Golar LNG Limited
August 4, 2009
Hamilton, Bermuda

Questions should be directed to:

Golar Management Ltd - +44 207 063 7900:
Graham Robjohns: Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: August 5, 2009	By:	/s/ Graham Robjohns Graham Robjohns Chief Financial Officer